Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Date: 26 September 2006

SUPPL

ORK - Trade subject to notification - NORGANI ASA

Orkla ASA has today 26 September 2006, sold 2,169,871 shares in Norgani ASA, 5.48 % of the share capital. After this transaction, Orkla owns no shares in the company.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Options

On 27 September 2006, in connection with Orkla's option programme, 7,333 options were exercise. 4,000 options were exercised at a strike price of NOK 136.00. and 3,333 options at a strike price of NOK 130.00. At the same time 6,600 synthetic options were exercised at a strike price of NOK 102.12.

Primary insider Mikael Aru (Managing Director Procordia Food AB) exercised 6,600 synthetic options to price NOK 312.50. After this transaction Aru's new holding in Orkla ASA is 320 shares, 6,000 options and 13,400 synthetic options.

Primary insider Joachim Malling exercised 4,000 options and at the same time sold 4,000 shares in the market at a price of NOK 313.97. After this transaction Malling's new holding in Orkla ASA is 2,000 shares and 19,000 options.

A total of 1,790,410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 232,900 synthetic options of the cash bonus programme.

Orkla holds 2,464,799 of its own shares.

Orkla ASA, 27 September 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Date: 27 September 2006

TRADE SUBJECT TO NOTIFICATION - Adresseavisen ASA

Orkla Media AS has sold 354 728 shares in Adresseavisen ASA, 18.65 % of the share capital. After this transaction, Orkla ASA/Orkla Media AS owns no shares in the company.

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11

Date: 27 September 2006

Trade subject to notification – Adresseavisen ASA

Orkla Media AS sold 354 728 shares in Adresseavisen ASA at a share price of NOK 854.28. After this transaction Orkla ASA/Orkla Media AS owns no shares in the company.

The reason for this notification is that Lise Hammergren is a member of the Board in Adresseavisen.